

Home City Financial Corporation

2001 Annual Report

To Our Shareholders,

We are pleased to present to you our Annual Report stating the performance of Home City Financial Corporation during fiscal year 2001.

This report represents the combined efforts of the Board of Directors and management to provide operating results that continue to enhance shareholder investment value while also considering the best interests of HCFC's customers, employees, and community. This past year was one in which our company experienced the full spectrum of emotions, from the excitement of the opening of our new Main Office in July to the sadness and shock that enveloped us on September 11, 2001, after the terrorist attacks. We all have felt the effect of the tragic events on that day and we are still seeing the prolonged effect that this event has had on our economy, nationally and locally. The Federal Reserve Bank's efforts to stimulate the economy through an unprecedented number of interest rate reductions has done little to stop the recession we are experiencing locally. Not a month goes by without the news of a plant or local business closing or, at the least, reducing its staff as a result of the economic slowdown.

During 2001 we repurchased 29,600 shares. We continued to pay a quarterly dividend of $.11 per share. These initiatives are indicative of our continuous efforts to increase shareholder investment value while accomplishing the long-term goal of improving HCFC's presence as a progressive financial services provider.

With the opening of our new Main Office in July, we experienced more new business relationships than we expected. We are very pleased with our deposit and loan growth at the new office, especially as it comes without undermining or weakening long-term relationships established at our original downtown office. The year of 2001 was another year of continuing growth for HCFC with total assets increasing $21.2 million, or 17.2%. HCFC continued to experience strong demand from our community for all types of loan products. Net loans receivable increased $4.4 million, or 4.0%, for the year 2001, totaling $115.4 million at December 31, 2001, with most of the growth continuing to be attributable to the commercial and nonresidential real estate loan categories. Those categories of loans increased 14.7%, or $5.3 million. We, like other financial institutions, have experienced some increased slowness in the repayment of our loans. Our non-performing loan ratios are relatively moderate, while adequate reserves have been established for the loan portfolio. Deposits grew at a strong pace, totaling $96.4 million at December 31, 2001, an increase of $ 21.3 million, or 28.4%, from December 31, 2000. Continued downward pressure on our net interest margin combined with increasing operating expenses associated with the new office, resulted in lower net income. Net income for the year ended December 31, 2001, was $782,000, a decrease of $212,000, or 21.3% less than the $994,000 in net income recorded in 2000.

We appreciate your trust and confidence in HCFC. We assure you that, while attempting to increase the value of your investment, management and staff will continue to operate your company in a professional and ethical manner. It is this philosophy that has gained us the support and loyalty of our customers and community and will continue to set us apart from competitors.

We sincerely thank you.

Douglas L. Ulery
President and Chief Executive Officer

BUSINESS OF HOME CITY FINANCIAL CORPORATION

Home City Financial Corporation, a unitary savings and loan holding company incorporated in 1996 under the laws of the State of Ohio ("HCFC"), owns all of the issued and outstanding common shares of Home City Federal Savings Bank of Springfield, a savings association chartered under the laws of the United States ("Home City"). In December 1996, HCFC acquired all of the common shares issued by Home City upon its conversion from a mutual savings association to a stock savings association (the "Conversion"). Since its formation, HCFC's activities have been limited primarily to holding the common shares of Home City. In 2000, HCFC incorporated Home City Insurance Agency, Inc. ("Agency"), a wholly owned subsidiary, to acquire the business of a local insurance agency. The acquisition was completed on December 1, 2000.

Home City is a savings association principally engaged in the business of making permanent first and second mortgage loans secured by one- to four-family residential real estate and nonresidential real estate located in Home City's primary lending area and investing in U.S. Government and federal agency obligations, interest-earning deposits in other financial institutions, mortgage-backed securities and municipal securities. Home City also originates loans for the construction of residential real estate and loans secured by multifamily real estate (over four units), commercial loans and consumer loans. The origination of commercial loans constitutes a growing portion of Home City's lending activities. Funds for lending and investment activities are obtained primarily from deposits, which are insured up to applicable limits by the Federal Deposit Insurance Corporation (the "FDIC"), repayments of loans and mortgage-backed and related securities, advances from the Federal Home Loan Bank (the "FHLB") and other short-term borrowings. Home City conducts business from their offices located in Springfield, Ohio. Home City's primary lending area consists of Clark County, Ohio, and adjacent counties.

As a savings and loan holding company, HCFC is subject to regulation, supervision and examination by the Office of Thrift Supervision of the United States Department of the Treasury (the "OTS"). As a savings association chartered under the laws of the United States, Home City is subject to regulation, supervision and examination by the OTS and the FDIC. Home City is also a member of the FHLB of Cincinnati. The Agency is subject to regulation by the Ohio Department of Insurance.

SELECTED CONSOLIDATED FINANCIAL INFORMATION AND OTHER DATA

The following tables set forth certain information concerning the consolidated financial condition, earnings and other data regarding HCFC at the dates and for the periods indicated. The financial information should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere herein. However, in the opinion of management of HCFC, all adjustments necessary for a fair presentation of such financial data have been included. All such adjustments are of a normal recurring nature.

Selected financial data:

	At December 31,				
	2001	2000	1999	1998	1997
			(Dollars in thousands)		
Total amount of:					
Assets	$144,623	$123,445	$107,989	$85,355	$71,854
Cash and cash equivalents (1)	5,010	1,593	3,483	1,910	1,518
Investment securities available-for-sale	4,008	3,619	3,045	3,091	4,580
Mortgage-backed and related securities available-for-sale	9,603	460	424	559	700
FHLB stock	2,079	1,779	1,372	601	438
Loans, net	115,373	110,945	96,844	76,986	62,535
Deposits	96,403	75,077	69,671	60,499	51,689
Advances from FHLB of Cincinnati	35,315	34,951	26,505	11,571	5,712
Notes payable	307	313	---	1,800	---
Shareholders' equity (2)	11,446	11,357	10,907	10,353	13,672

(Footnotes on following page)

Summary of earnings and other data:

	Year ended December 31,				
	2001	2000	1999	1998	1997
	(Dollars in thousands)				
Total interest income	$10,409	$9,533	$7,898	$6,808	$5,862
Total interest expense	6,684	5,737	4,258	3,486	3,016
Net interest income	3,725	3,796	3,640	3,322	2,846
Provision for loan losses	140	110	34	61	43
Net interest income after provision for loan losses	3,585	3,686	3,606	3,261	2,803
Noninterest income	1,012	298	123	98	89
Noninterest expense	3,650	2,629	2,341	1,961	1,652
Income before income tax	947	1,355	1,388	1,398	1,240
Provision for income tax	165	361	412	447	352
Net income	$ 782	$ 994	$ 976	$ 951	$ 888
Number of full service offices	2	1	1	1	1

Selected financial ratios:

	At or for the year ended December 31,				
	2001	2000	1999	1998	1997
Return on assets (3)	0.58%	0.87%	1.03%	1.20%	1.28%
Return on equity (4)	6.62	8.81	8.85	7.89	6.28
Interest rate spread (5)	2.60	2.93	3.42	3.53	3.13
Net interest margin (6)	2.93	3.45	4.00	4.39	4.23
Noninterest expense to average assets (7)	2.69	2.30	2.46	2.48	2.38
Average equity to average assets	8.70	9.87	11.60	15.24	20.35
Equity to assets at year end	8.07	9.56	10.39	12.74	19.49
Non-performing loans to total loans	1.28	0.06	0.20	0.24	0.41
Non-performing assets to total assets (8)	1.03	0.06	0.18	0.22	0.36
Allowance for loan losses to total loans	0.45	0.48	0.51	0.63	0.72
Allowance for loan losses to non-performing loans	34.77	738.89	254.40	261.29	174.52
Net charge-offs (recoveries) to average loans	0.13	0.07	0.03	0.04	(0.02)
Dividend payout ratio (9)	41.90	32.20	32.40	31.62	31.13

(1) Includes cash and amounts due from depository institutions and interest-earning deposits in other financial institutions.
(2) Excludes accumulated other comprehensive income, net of applicable deferred income taxes.
(3) Net income divided by average total assets.
(4) Net income divided by average total equity.
(5) Average yield on interest-earning assets less average cost of interest-bearing liabilities.
(6) Net interest income as a percentage of average interest-earning assets.
(7) Noninterest expense divided by average total assets.
(8) Non-performing assets consist of nonaccruing loans, accruing loans 90 days or more past due and real estate acquired (or deemed acquired) in foreclosure proceedings or in lieu thereof.
(9) Dividends declared per share divided by basic earnings per share. Does not include the special $3.50 capital distribution paid in fiscal year 1998.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

Home City Federal Savings Bank of Springfield converted from a mutual federal savings association to a stock federal savings association on December 30, 1996. In connection with the Conversion, 952,200 common shares of Home City Financial Corporation were sold, generating net proceeds of $8.3 million after Conversion expenses. Of this amount, $4.6 million was utilized to purchase 100% of the common stock of Home City, and the balance was utilized to purchase investments, loan funds to the Home City Financial Corporation Employee Stock Ownership Plan (the "ESOP") and for other purposes.

At the time of the Conversion the fiscal year end for both HCFC and Home City was June 30. In December 1997, the Board of Directors resolved that the fiscal year end of both corporations be changed to December 31 from June 30. The following discussion and analysis of the financial condition and results of operations of HCFC and Home City should be read in conjunction with and with reference to the consolidated financial statements, and the notes thereto, presented in the Annual Report.

During 2001, HCFC, pursuant to regulatory approval to repurchase up to 5% of its outstanding shares, repurchased 29,600 common shares at an average price of $12.82 per share. During 2000, HCFC repurchased 29,390 common shares at an average price of $12.60 per share.

In addition to the historical information contained herein, the following discussion contains forward-looking statements that involve risks and uncertainties. Economic circumstances, the operations of Home City, and HCFC's actual results could differ significantly from those discussed in the forward-looking statements. Some of the factors that could cause or contribute to such differences are discussed herein, but also include changes in the economy and changes in interest rates in the nation and HCFC's primary market area.

Without limiting the generality of the foregoing, some of the forward-looking statements included herein are the statements under the following headings and regarding the following matters:

1. Financial Condition. Management's statements regarding the amount and adequacy of the allowance for loan losses at December 31, 2001.

2. Comparison of Results of Operations for the Fiscal Years Ended December 31, 2001 and 2000– "Provision for Loan Losses". Management's statements regarding the adequacy of the allowance for loan losses at December 31, 2001.

3. Liquidity and Capital Resources. Management's belief that liquidity and capital reserves are sufficient to meet its outstanding short- and long-term needs.

Financial Condition

HCFC's consolidated total assets amounted to $144.6 million at December 31, 2001, an increase of $21.2 million, or 17.16%, over the $123.4 million in total assets at December 31, 2000. Such increase in assets was funded primarily by the $21.3 million net increase in deposits, $364,000 net increase in advances from the Federal Home Loan Bank (the "FHLB"), and undistributed net earnings of $483,000.

Cash and cash equivalents, time deposits and investment securities totaled $18.6 million at December 31, 2001, an increase of $12.9 million, or 227.33%, from December 31, 2000. During the year ended December 31, 2001, $147,000 of investment securities matured. Such securities consisted primarily of tax-free securities. Those proceeds, together with $5.3 million received from the sale of securities, were used to purchase higher yielding securities while managing the interest rate risk position of the investment portfolio.

Mortgage-backed securities totaled $9.6 million at December 31, 2001, an increase of $9.1 million from December 31, 2000. The purchase of FNMA, FHLMC and GNMA certificates also improved portfolio yield.

Net loans receivable totaled $115.4 million at December 31, 2001, an increase of $4.4 million, or 3.99%, from the $110.9 million total at December 31, 2000. During the year ended December 31, 2001, loan originations amounted to $57.5 million, with commercial lending comprising $19.9 million and one- to four-family mortgage loans comprising $23.5 million. Such originations were partially offset by principal repayments of $53.0 million.

Home City's allowance for loan losses totaled $517,000 at December 31, 2001, which represented 0.45% of total loans and 34.77% of non-performing loans. At December 31, 2000, the allowance for loan losses totaled $532,000, an amount which represented 0.48% of total loans and 738.89% of non-performing loans. With the general slowdown in the economy and the resulting decline in market values of equity securities, a number of borrowers have been faced with temporary cash flow problems. As a result, a number of borrowers have been temporarily unable to adhere to their contractual repayment schedules, which directly relates to an individual credit being classified as a problem or nonperforming loan. Management has increased its emphasis on the adequacy of loan loss reserves, taking into consideration both local and national economic factors, in order to maintain the adequacy of the allowance for loan losses.

Non-performing loans were $1,488,000 and $72,000 at December 31, 2001 and 2000, respectively, and represented 1.03% and 0.06% of total assets at each date. The $1,415,000 net increase at December 31, 2001, was due to $2,168,000 in loans that became classified as non-performing, $129,000 in loans that became classified as performing, $346,000 that was paid off, $121,000 in principal charge-offs and $157,000 in payments received. All loans classified as non-performing at December 31, 2001, were either under a workout plan or being refinanced elsewhere, the underlying collateral was in the process of being sold, or foreclosure action was being initiated. Although management believes that its allowance for loan losses at December 31, 2001, was adequate based upon the facts and circumstances available to it, there can be no assurance that additions to such allowance will not be necessary in future periods. Such additions could adversely affect HCFC's results of operations.

Properties and equipment totaled $4.3 million at December 31, 2001, an increase of $2.0 million, or 88.51%, from $2.3 million at December 31, 2000. The increase is comprised of the additional cost of construction and new equipment related to the new main office that opened in July 2001.

Deposits totaled $96.4 million at December 31, 2001, an increase of $21.3 million, or 28.41%, from $75.1 million at December 31, 2000. The increase is significantly greater than the deposit growth trends (averaging over 10%) that Home City has been experiencing over the past several years and is attributed to the new main office opening in mid year 2001. Home City has generally not engaged in sporadic increases or decreases in interest rates paid or offered the highest rates available in its deposit market. Advances from the FHLB increased from $35.0 million at December 31, 2000, to $35.3 million at December 31, 2001, an increase of 1.04%, as advances were used to fund loan originations.

Shareholders' equity totaled $11.7 million at December 31, 2001, a decrease of $131,000, or 1.11%, from $11.8 million at December 31, 2000, primarily due to the reduction of unrealized gains on securities available for sale.

Comparison of Results of Operations for the Fiscal Years Ended December 31, 2001 and 2000

General. Net income for the year ended December 31, 2001, was $782,000, a decrease of $212,000, or 21.33%, from the $994,000 in net income recorded in 2000. The decrease in net income resulted primarily from a $71,000 decrease in net interest income, additional provisions for loans losses of $30,000 and a $1.0 million increase in noninterest expense, which were partially offset by a $714,000 increase in noninterest income and a decrease of $196,000 in the provision for federal income taxes.

Net Interest Income. Net interest income totaled $3.7 million for the year ended December 31, 2001, a decrease of $71,000, or 1.93%, from the $3.8 million recorded in 2000. Interest income on loans increased by $597,000, or 6.49%, during 2001 due primarily to an increase in the average balance of the loans outstanding of

$10.7 million, or 10.24%, being partially offset by a 30 basis point (100 basis points equals one percent) decrease in yield from 8.82% in 2000 to 8.52% in 2001. Interest income on mortgage-backed securities increased by $195,000, or 812.50%, due primarily to a $3.3 million, or 846.49%, increase in the average balance of mortgage-backed securities outstanding, which was slightly off-set by a decrease in the weighted-average yield year-to-year, from 6.24% in fiscal 2000 to 6.01% in 2001. Interest income on investment securities increased by $24,000, or 8.36%, for the year ended December 31, 2001, compared to fiscal 2000, as the average balance increased by $922,000 year-to-year and the related yield decreased by 52 basis points to 5.35% in 2001. Interest income on interest-earning deposits decreased by $1,000 for the year ended December 31, 2001, compared to 2000. The average balance of interest-earning deposits increased $140,000, or 53.64%. The yield on interest-earning deposits decreased 233 basis points to 2.82%. The average investment in federal funds sold during 2001 was $2.3 million, compared to an average investment of $220,000 in 2000, which yielded 3.22% in 2001 as compared to 6.23% in 2000.

Interest expense on deposits increased by $626,000, or 15.89%, during 2001, due primarily to an increase in the average balance of deposits outstanding of $12.8 million, or 18.29%, being offset slightly by a decrease in the weighted-average rate from 5.61% in 2000 to 5.50% in 2001. Interest expense on FHLB advances and long-term borrowings increased by $321,000, or 17.86%, primarily due to an increase in the average balance outstanding of $7.0 million, or 23.58%, being offset slightly by a decrease in the weighted-average rate from 6.05% in 2000 to 5.82% in 2001.

As a result of the foregoing changes in interest income and interest expense the interest rate spread decreased by 33 basis points, to 2.60% for 2001, as compared to 2.93% for 2000, while the net interest margin decreased by 52 basis points to 2.93% for the year ended December 31, 2001.

Provision for Loan Losses. Home City maintains an allowance for loan losses in an amount that, in management's judgment, is adequate to absorb reasonably foreseeable losses inherent in the loan portfolio. The provision for loan losses is determined by management as the amount to be added to the allowance for loan losses, after net charge-offs have been deducted, to bring the allowance to a level that is considered adequate to absorb losses inherent in the loan portfolio in accordance with generally accepted accounting principles ("GAAP"). The amount of the provision is based on management's regular review of the loan portfolio and consideration of such factors as historical loss experience, generally prevailing economic conditions, changes in the size and composition of the loan portfolio and considerations relating to specific loans, including the ability of the borrower to repay the loan and the estimated value of the underlying collateral. Although management utilizes its best judgment and information available, the ultimate adequacy of the allowance is dependent upon a variety of factors, including the performance of Home City's loan portfolio, the economy, changes in real estate values and interest rates and regulatory requirements regarding asset classifications. As a result of its analysis, management concluded that the allowance was adequate as of December 31, 2001. There can be no assurance that the allowance will be adequate to cover future losses on non-performing assets.

Home City had net charge-offs of $155,000 and $69,000 during the years ended December 31, 2001 and 2000, respectively. Home City's charge-off history is a product of a variety of factors, including Home City's underwriting guidelines and the composition of its loan portfolio. Loans secured by real estate made up 86.34% of Home City's loan portfolio, and loans secured by first mortgages on one- to four-family residential real estate made up 50.07% of total loans at December 31, 2001. Such loans typically present less risk to a lender than loans not secured by real estate. Substantially all of Home City's loans are secured by properties in its primary market area.

The provision for loan losses was $140,000 and $110,000 for the years ended December 31, 2001 and 2000, respectively. The ratio of non-performing loans to total loans increased to 1.03% in 2001 from 0.06% in 2000. At December 31, 2001 and 2000, Home City had a ratio of allowance for loan losses to total loans of 0.45% and 0.48%, respectively, and ratios of allowance for loan losses to non-performing loans of 34.77% and 738.89%. Due to such ratios of non-performing loans to total loans, historical charge-offs, delinquency history, and the addition of commercial and consumer installment lending, the provisions of $140,000 and $110,000 made in 2001 and 2000 were deemed appropriate by management to absorb reasonably foreseeable loan losses.

Noninterest Income. Noninterest income totaled $1,012,000 for the year ended December 31, 2001, an increase of $714,000, or 239.60%, from the $298,000 recorded in 2000. The increase resulted primarily from

increases of $362,000 in net gains recognized on the sale of securities, $9,000 in service charges on deposit accounts, and $369,000 in other miscellaneous income. The $26,000 decrease in income from life insurance is a direct result of the change of individuals covered under director life insurance policies.

Noninterest Expense. Noninterest expense increased by $1,021,000, or 38.84%, to a total of $3.7 million for the year ended December 31, 2001, as compared to 2000. Salaries and employee benefit expenses increased $647,000, or 46.71%, primarily as a result of additional staffing and the related employee benefit programs. Occupancy and equipment expense increased $193,000, or 91.47%, data processing expenses increased $66,000, or 41.25%, and other operating expenses increased $32,000, or 9.67%. The increase in salaries and employee benefits resulted primarily from costs associated with staff additions associated with the Home City Insurance Agency, the Home City Financial Corporation Employee Stock Ownership Plan, the Home City Financial Corporation Recognition and Retention Plan, and normal merit increases for existing employees. The increase in the remaining items of noninterest expense was due primarily to the growth of Home City as it related to the new office building and the addition of the business of Home City Insurance Agency, Inc.

Federal Income Taxes. The provision for federal income taxes totaled $165,000 for the year ended December 31, 2001, a decrease of $196,000, or 54.29%, from the $361,000 provision recorded in fiscal 2000. HCFC's effective tax rate decreased to 17.42% in 2001 from 26.64% in 2000, which was primarily the result of tax-exempt income from insurance proceeds, investments and deferred loan costs.

Yields Earned and Rates Paid

The following table presents certain information relating to HCFC's average balance sheet information and reflects the average yield on interest-earning assets and the average cost of customer deposits and FHLB advances for the periods indicated. Such yields and costs are derived by dividing annual income or expense by the average monthly balance of interest-earning assets or customer deposits and FHLB advances, respectively, for the years presented. Average balances are derived from daily balances, which included nonaccruing loans in the loan portfolio, net of the allowance for loan losses.

	Year ended December 31,					
	2001			2000		
	Average outstanding balance	Interest earned/ paid	Yield/ rate	Average outstanding balance	Interest earned/ paid	Yield/ rate
	(Dollars in thousands)					
Interest-earning assets:						
Interest-earning demand deposits	$ 401	$ 12	2.82%	$ 261	$ 13	5.15%
Federal funds sold	2,345	75	3.22	220	14	6.23
Time deposits	24	0	1.25	24	0	1.25
Investment securities (1)	5,809	311	5.35	4,887	287	5.87
Mortgage-backed securities	3,644	219	6.01	385	24	6.24
Loans receivable (2)	114,894	9,792	8.52	104,223	9,195	8.82
Total interest-earning assets (3)	127,117	10,409	8.19	110,000	9,533	8.67
Noninterest-earning assets:						
Less: Allowance for loan losses	(531)			(499)		
Other non-earning assets	9,216			4,641		
Total assets	$135,802			$114,142		
Interest-bearing liabilities:						
NOW accounts	$ 1,401	$ 28	1.99%	$ 1,328	$ 37	2.80%
Money market accounts	450	15	3.27	431	15	3.49
Passbook accounts	14,049	452	3.22	12,381	480	3.87
Certificates of deposit	67,155	4,071	6.06	56,080	3,408	6.08
Total deposits	83,065	4,566	5.50	70,220	3,940	5.61
Notes payable	310	22	6.94	26	0	0
FHLB advances	36,403	2,096	5.81	29,681	1,797	6.05
Total interest-bearing liabilities	119,778	6,684	5.59	99,927	5,737	5.74
Noninterest-bearing liabilities	4,524			2,944		
Total liabilities	123,992			102,871		
Total shareholders' equity:	11,810			11,271		
Total liabilities and shareholders' equity	$135,802			$114,142		
Net interest income; net interest rate spread		$ 3,725	2.60%		$ 3,796	2.93%
Net interest margin (4)			2.93%			3.45%
Average interest-earning assets to interest-bearing liabilities			106.40%			110.08%

(1) Includes $93,000 and $33,000 of nontaxable municipal income recorded in 2001 and 2000, respectively. The tax-equivalent yield on investments is 6.17% and 7.10% for 2001 and 2000, respectively.
(2) Calculated net of deferred loan fees, loan discounts, loans in process and allowance for loan losses.
(3) Tax-equivalent yield on interest-earning assets is 8.23% and 8.68% for 2001 and 2000, respectively.
(4) Net interest income as a percent of average interest-earning assets.

The table below describes the extent to which changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities have affected HCFC's interest income and expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (change in volume multiplied by prior year rate), (ii) changes in rate (change in rate multiplied by prior year volume) and (iii) total changes in rate and volume. The combined effects of changes in both volume and rate, which cannot be separately identified, have been allocated proportionately to the change due to volume and the change due to rate:

	Year ended December 31,					
	2001 vs. 2000			2000 vs. 1999		
	Increase (decrease) due to			Increase (decrease) due to		
	Volume	Rate	Total	Volume	Rate	Total
			(Dollars in thousands)			
Interest income attributable to:						
Interest-earning demand deposits	$ 7	$ (8)	$ (1)	$ (8)	$ 3	$ (5)
Federal funds sold	132	(71)	61	0	14	14
Time deposits	-	-	-	0	0	0
Investment securities	54	(30)	24	48	44	92
Mortgage-backed and related securities	203	(8)	195	(6)	1	(5)
Loans receivable	942	(345)	597	1,612	(73)	1,539
Total interest income	1,338	(462)	876	1,646	(11)	1,635
Interest expenses attributable to:						
NOW accounts	2	(11)	(9)	4	1	5
Money market accounts	1	(1)	-	0	2	2
Passbook savings accounts	65	(93)	(28)	23	66	89
Certificates of deposit	673	(10)	663	421	201	622
Notes payable	-	22	22	(25)	0	(25)
Borrowed funds	388	(89)	299	612	174	786
Total interest expense	1,129	(182)	947	1,035	444	1,479
Increase (decrease) in net interest income	$ 209	$ (280)	$ (71)	$ 611	$ (455)	$ 156

Asset and Liability Management

Home City, like other financial institutions, is subject to interest rate risk to the extent that its interest-earning assets reprice differently than its interest-bearing liabilities. As part of its effort to monitor and manage interest rate risk, Home City uses the net portfolio value ("NPV") methodology adopted by the OTS as part of its capital regulations but the enforcement of which has been waived by the OTS.

Generally, NPV is the discounted present value of the difference between incoming cash flows on interest-earning and other assets and outgoing cash flows on interest-bearing and other liabilities. The application of the methodology attempts to quantify interest rate risk as the change in the NPV that would result from a theoretical 200 basis point change in market interest rates. Both a 200 basis point increase in market interest rates and a 200 basis point decrease in market interest rates are considered. If the NPV would decrease more than 2% of the economic value of the institution's assets with either an increase or decrease in market rates, the institution must deduct 50% of the amount of the decrease in excess of such 2% in the calculation of the institution's risk-based capital. See "Liquidity and Capital Resources."

At December 31, 2001, 2% of the economic value of Home City's assets was approximately $2.9 million. Because the interest rate risk of a 200 basis point increase in market rates was a $3.2 million decrease in NPV at December 31, 2001, Home City would have been required to deduct $150,000 from its capital in determining whether Home City met its risk-based capital requirement.

Presented below, as of December 31, 2001, is an analysis of Home City's interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts of 100 basis points in market interest rates. The table also contains the policy limits set by the Board of Directors of Home City as the maximum changes in NPV that the Board of Directors deems advisable in the event of various changes in interest rates. Such limits have been established with consideration of the dollar impact of various rate changes and Home City's strong capital position.

As illustrated in the table, Home City's NPV is more sensitive to rising rates than declining rates. Such difference in sensitivity occurs principally because, as rates rise, borrowers do not prepay fixed-rate loans as quickly as they do when interest rates are declining. As a result, in a rising interest rate environment, the amount of interest Home City would receive on its loans would increase relatively slowly as loans are slowly repaid and new loans at higher rates are made. Moreover, the interest Home City would pay on its deposits would increase rapidly because Home City's deposits generally have shorter periods to repricing. Because Home City has not originated loans in accordance with traditional secondary market guidelines, the sale of fixed-rate loans may be difficult. In addition, increases in interest rates can also result in the flow of funds away from savings institutions into direct investments or other investment vehicles, such as mutual funds, which may pay higher rates of return than savings institutions. Assumptions used in calculating the amounts in this table are OTS assumptions.

		At December 31, 2001	
Change in interest rate (basis points)	Board limit % change	$ change in NPV	% change in NPV
	(Dollars in thousands)		
+300	(55)%	$(5,800)	(43)%
+200	(35)	(3,167)	(24)
+100	(20)	(1,438)	(11)
0	0	0	0
-100	(20)	888	7
-200	(35)	--- (1)	--- (1)
-300	(55)	--- (1)	--- (1)

(1) As a result of the low interest rate environment at December 31, 2001, the OTS NPV Model did not produce results for the minus 200 and 300 basis point scenario.

The NPV table indicates that at each 100 basis point increment, the change in Home City's NPV that would have been caused by the respective interest rate shock was within the policy limits set by the Board of Directors. The Board of Directors considers the results of each quarterly analysis and factors the information into its decisions in adjusting the pricing of loans and deposits in the future.

As with any method of measuring interest rate risk, certain shortcomings are inherent in the NPV approach. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market rates, while interest rates on other types may lag behind changes in market rates. Further, in the event of a change in interest rates, expected rates of prepayment on loans and mortgage-backed securities and early withdrawal levels from certificates of deposit would likely deviate significantly from those assumed in making the risk calculations.

If interest rates continue to rise from the recent levels, Home City's net interest income will be negatively affected. Moreover, rising interest rates may negatively affect Home City's earnings due to diminished loan demand. In order to maintain Home City's net interest margin, management is continually developing and modifying their strategies to stimulate the demand for quality loans and tailoring the types of loan products available that can be adjusted to match the current market conditions. Additional alternative sources of funding are being explored in anticipation of possible interest rate fluctuations.

Liquidity and Capital Resources

Home City's liquidity, primarily represented by cash and cash equivalents, is a result of its operating, investing and financing activities. These activities are summarized below for the years presented:

	Year ended December 31,	
	2001	2000
	(Dollars in thousands)	
Net income	$ 782	$ 994
Adjustments to reconcile net income to net cash from operating activities	(245)	821
Net cash provided by operating activities	537	1,815
Net cash used in investing activities	(18,071)	(16,864)
Net cash provided by financing activities	20,951	13,159
Net change in cash and cash equivalents	3,417	(1,890)
Cash and cash equivalents at beginning of year	1,593	3,483
Cash and cash equivalents at end of year	$ 5,010	$ 1,593

Home City's principal sources of funds are deposits, loan and mortgage-backed securities repayments, maturities of securities and other funds provided by operations. Home City also borrows from the FHLB of Cincinnati. While scheduled loan repayments and maturing investments are relatively predictable, deposit flows and early loan and mortgage-backed security prepayments are more influenced by interest rates, general economic conditions and competition. Home City maintains investments in liquid assets based upon management's assessment of (i) the need for funds, (ii) expected deposit flows, (iii) the yields available on short-term liquid assets and (iv) the objectives of the asset/liability management program. In the ordinary course of business, part of such liquid investment portfolio is composed of deposits at correspondent banks. Although the amount on deposit at such banks often exceeds the $100,000 limit covered by FDIC insurance, Home City monitors the capital of such institutions to ensure that such deposits do not expose Home City to undue risk of loss.

OTS regulations require Home City to maintain an average daily balance of liquid assets, which may include, but are not limited to, investments in United States Treasury obligations, federal agency obligations and other investments having maturities of five years or less, in an amount sufficient to provide a source of relatively liquid funds upon which Home City may rely if necessary to fund deposit withdrawals or other short-term funding needs. At December 31, 2001, Home City's regulatory liquidity ratio was 8.71% of its average daily balance of net withdrawal deposit accounts and borrowings payable in one year or less. At such date, Home City had commitments to originate loans totaling $12.6 million and no commitments to purchase or sell loans. Home City considers its liquidity and capital reserves sufficient to meet its outstanding short- and long-term needs. Adjustments to liquidity and capital reserves may be necessary, however, if loan demand increases more than expected or if deposits decrease substantially. See Note P of the Notes to Consolidated Financial Statements.

Home City is required by applicable law and regulation to meet certain minimum capital standards. Such capital standards include a tangible capital requirement, a core capital requirement or leverage ratio and a risk-based capital requirement. Home City exceeded all of its capital requirements at December 31, 2001 and 2000.

Savings associations are required to maintain "tangible capital" of not less than 1.5% of the association's adjusted total assets. Tangible capital is defined in OTS regulations as core capital less intangible assets.

"Core capital" is comprised of common stockholders' equity (including retained earnings), noncumulative preferred stock and related surplus, minority interests in consolidated subsidiaries, certain nonwithdrawable accounts and pledged deposits of mutual associations. OTS regulations require savings associations to maintain core capital of at least 4% of the association's total assets, except for those associations with the highest examination rating and acceptable levels of risk, which may maintain a minimum of 3% core capital.

OTS regulations require that savings associations maintain "risk-based capital" in an amount not less than 8% of risk-weighted assets. Assets are weighted at percentage levels ranging from 0% to 100% depending on their relative risk. Risk-based capital is defined as core capital plus certain additional items of capital, which in the case of Home City includes a general loan loss allowance of $517,000 at December 31, 2001.

The following table summarizes Home City's regulatory capital requirements and actual capital (see Note P of the Notes to Consolidated Financial Statements for a reconciliation of capital under GAAP and regulatory capital amounts) at December 31, 2001:

	Actual capital		Current requirement		Excess of actual capital over current requirement		Applicable
	Amount	Percent	Amount	Percent	Amount	Percent	asset total
	(Dollars in thousands)						
Tangible capital	$11,108	7.68%	$2,169	1.50%	$8,939	6.18%	$144,599
Core capital	11,108	7.68	5,784	4.00	5,324	3.68	144,599
Risk-based capital	11,591	10.60	8,751	8.00	2,840	2.60	109,383

Impact of Inflation and Changing Prices

The financial statements and related data presented herein have been prepared in accordance with GAAP, which require the measurement of financial position and results of operations primarily in terms of historical dollars without considering changes in the relative purchasing power of money over time because of inflation.

Virtually all assets and liabilities of HCFC are monetary in nature. As a result, interest rates have a more significant impact on performance than the effects of general levels of inflation.

DIXON, FRANCIS, DAVIS & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
1205 WEAVER DRIVE • GRANVILLE, OHIO 43023 • 740-321-1000 • FAX 740-321-1100

INDEPENDENT AUDITOR'S REPORT

The Board of Directors and Shareholders
Home City Financial Corporation
Springfield, Ohio

We have audited the consolidated balance sheets of Home City Financial Corporation and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Home City Financial Corporation and subsidiaries as of December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Dixon, Francis, Davis & Company

Dixon, Francis, Davis
& Company

Granville, Ohio
January 31, 2002

HOME CITY FINANCIAL CORPORATION - CONSOLIDATED BALANCE SHEETS

	(Dollars in thousands) December 31, 2001	2000
ASSETS		
Cash and cash equivalents		
Cash and due from banks	$ 2,133	$ 1,248
Interest-earning demand deposits in other banks	638	72
Federal funds sold	2,239	273
Total cash and cash equivalents	5,010	1,593
Time deposits with original maturities of 90 days or more	24	24
Investment securities available-for-sale, at fair value	4,008	3,619
Mortgage-backed securities available-for-sale, at fair value	9,603	460
Loans, net	115,373	110,945
Stock in Federal Home Loan Bank	2,079	1,779
Accrued interest receivable	671	670
Properties and equipment	4,300	2,281
Cash surrender value of life insurance	2,695	1,073
Deferred income taxes	169	0
Goodwill	65	70
Other intangibles	309	343
Other assets	317	588
TOTAL ASSETS	$144,623	$123,445
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Deposits	$ 96,403	$ 75,077
Federal Home Loan Bank advances	35,315	34,951
Note payable	307	313
Accrued interest payable	234	227
Advance payments by borrowers for taxes and insurance	142	144
Deferred income taxes	0	127
Other liabilities	547	800
TOTAL LIABILITIES	132,948	111,639
Shareholders' equity		
Preferred shares, no par value; 1,000,000 shares authorized; none issued	0	0
Common shares, no par value; 5,000,000 shares authorized; 952,200 shares issued	0	0
Additional paid-in capital	6,023	6,026
Retained earnings, substantially restricted	8,365	7,934
Treasury shares, at cost	(2,266)	(1,886)
Accumulated other comprehensive income	112	449
Common shares purchased by:		
Employee Stock Ownership Plan	(381)	(457)
Recognition and Retention Plan	(178)	(260)
TOTAL SHAREHOLDERS' EQUITY	11,675	11,806
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$144,623	$123,445

See accompanying notes.

	(Dollars in thousands) Year ended December 31, 2001	2000
INTEREST INCOME		
Loans	$ 9,792	$ 9,195
Mortgage-backed securities	219	24
Investment securities	311	287
Interest-bearing demand deposits	12	13
Federal funds sold	75	14
TOTAL INTEREST INCOME	10,409	9,533
INTEREST EXPENSE		
Deposits	4,566	3,940
Borrowed funds	2,118	1,797
TOTAL INTEREST EXPENSE	6,684	5,737
NET INTEREST INCOME	3,725	3,796
Provision for loan losses	140	110
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	3,585	3,686
NONINTEREST INCOME		
Service charges on deposits	31	22
Life insurance	132	158
Gain on sale of securities, net	426	64
Other income	423	54
TOTAL NONINTEREST INCOME	1,012	298
NONINTEREST EXPENSES		
Salaries and employee benefits	2,032	1,385
Supplies, telephone and postage	170	85
Occupancy and equipment	404	211
FDIC deposit insurance	15	14
Data processing	226	160
Legal, accounting and examination	297	306
Franchise taxes	143	137
Other expenses	363	331
TOTAL NONINTEREST EXPENSES	3,650	2,629
NET INCOME BEFORE FEDERAL INCOME TAX EXPENSE	947	1,355
Federal income tax expense	165	361
NET INCOME	$ 782	$ 994
Earnings per common share – basic	$1.05	$1.32
Earnings per common share – diluted	$0.97	$1.21

See accompanying notes.

HOME CITY FINANCIAL CORPORATION-CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Number of shares				(Dollars in thousands) Amounts						
	Common shares	Treasury shares	Common shares purchased by ESOP	Common shares purchased by RRP	Additional paid-in capital	Retained earnings	Treasury shares	Accumu-lated other compre-hensive income	Common shares purchased by ESOP	Common shares purchased by RRP	Compre-hensive income
December 31, 1999	952,200	(108,810)	(53,322)	(16,780)	$6,033	$7,288	$(1,516)	$309	$(533)	$(365)	
Net income						994					$994
Other comprehensive income											
Change in unrealized gain (loss) on securities available-for-sale, net of deferred income tax of $72								140			140
Comprehensive income											$1,134
Purchase of treasury shares		(29,390)					(370)				
Shares allocated under Employee Stock Ownership Plan			7,618						76		
Shares earned under Recognition and Retention Plan				6,022	(7)					105	
Dividends declared ($.425 per share)						(348)					
December 31, 2000	952,200	(138,200)	(45,704)	(10,758)	6,026	7,934	(1,886)	449	(457)	(260)	
Net income						782					$782
Other comprehensive income											
Change in unrealized gain (loss) on securities available-for-sale, net of deferred income tax of $174								(337)			(337)
Comprehensive income											$445
Purchase of treasury shares		(29,600)					(380)				
Shares allocated under Employee Stock Ownership Plan			7,618						76		
Shares earned under Recognition and Retention Plan				4,880	(3)					82	
Dividends declared ($.44 per share)						(351)					
December 31, 2001	952,200	(167,800)	(38,086)	(5,878)	$6,023	$8,365	$(2,266)	$112	$(381)	$(178)	

See accompanying notes.

HOME CITY FINANCIAL CORPORATION – CONSOLIDATED STATEMENTS OF CASH FLOWS

	(Dollars in thousands) Year ended December 31,	
	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 782	$ 994
Adjustments to reconcile net income to net cash provided by operating activities:		
Premium amortization, net of discount accretion	32	1
Provision for loan losses	140	110
(Gain) loss on sale of securities	(426)	(64)
Depreciation	158	78
Deferred income taxes	(123)	73
Life insurance income, net of expenses	(112)	109
Amortization of intangible	39	0
Employee Stock Ownership Plan compensation expense	76	76
Recognition and Retention Plan compensation expense	79	98
FHLB stock dividends	(134)	(110)
Proceeds from sales of loans	0	577
Net change in:		
Accrued interest receivable	(1)	(150)
Accrued interest payable	7	49
Other assets	(84)	(525)
Other liabilities	104	499
Net cash provided by operating activities	537	1,815
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of securities available-for-sale	(15,852)	(1,817)
Proceeds from sales of securities available-for-sale	5,341	1,450
Proceeds from maturities of securities available-for-sale	147	55
Collections on mortgage-backed securities available-for-sale	714	88
Acquisition of insurance agency	0	(100)
Net increase in loans	(4,568)	(14,788)
Purchases of properties and equipment	(2,177)	(1,344)
Purchase of life insurance	(1,510)	0
Purchase of FHLB stock	(166)	(408)
Net cash used in investing activities	(18,071)	(16,864)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net increase in deposits	21,326	5,406
Net change in short-term FHLB advances	(4,700)	3,700
Proceeds from new long-term FHLB advances	11,000	13,725
Payments on long-term FHLB advances	(5,936)	(8,979)
Repayment on long-term debt	(6)	0
Net change in advance payments by borrowers for taxes and insurance	(2)	25
Purchase of common shares for Recognition and Retention Plan	0	0
Purchase of treasury shares	(380)	(370)
Cash dividends paid	(351)	(348)
Net cash provided by financing activities	20,951	13,159
Net increase (decrease) in cash and cash equivalents	3,417	(1,890)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	1,593	3,483
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 5,010	$ 1,593

See accompanying notes.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations
Home City Financial Corporation (the "corporation") is a unitary savings and loan holding company which was organized in August of 1996. The principal assets of the corporation are the capital stock of Home City Federal Savings Bank of Springfield (the "bank"), the capital stock of Home City Insurance Agency, Inc. (the "agency") and a loan made to the Home City Financial Corporation Employee Stock Ownership Plan (the "ESOP") for the purchase of common shares of the corporation. The bank provides a variety of financial services to individuals and corporate customers, through their offices in Springfield, Ohio, which is primarily a small industrial area. The bank's primary deposit products are savings accounts and certificates of deposit. Its primary lending products are single-family residential loans, commercial loans and consumer loans. The bank owns 100% of its subsidiary, Homciti Service Corp., which invests in stock of the bank's data service provider and a local joint venture, in both of which it has minority interests. The agency provides a variety of insurance products to individuals and corporate customers in the Springfield area.

The accounting and reporting policies of the corporation and its subsidiaries conform to generally accepted accounting principles and general practices within the financial services industry. The more significant accounting policies are summarized below.

Basis of Consolidation
The consolidated financial statements include the accounts of the corporation and all subsidiaries. Significant inter-company accounts and transactions have been eliminated.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans. In connection with the determination of the allowance for loan losses, management obtains independent appraisals for significant properties.

A majority of the bank's loan portfolio consists of single-family residential loans in the Springfield, Ohio area. The regional economy depends heavily on some 200 diversified industries. Accordingly, the ultimate collectibility of a substantial portion of the bank's loan portfolio is susceptible to changes in local market conditions.

While management uses available information to recognize losses on loans, future additions to the allowance for loan losses may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the bank's allowance for losses on loans. Such agencies may require the bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the allowance for loan losses may change materially in the near term. However, the amount of the change that is reasonably possible cannot be estimated.

Consolidated Statements of Cash Flows

For purposes of the consolidated statements of cash flows, the corporation considers cash and due from banks, interest-bearing demand deposits in other banks and federal funds sold to be cash equivalents. The following are supplemental disclosures for the consolidated statements of cash flows for the years ended December 31, 2001 and 2000:

	(Dollars in thousands)	
	2001	2000
Cash paid during the year for interest	$6,658	$5,690
Cash paid during the year for income taxes	332	363

Investment Securities

All investment and mortgage-backed securities are classified as available-for-sale. Mortgage-backed securities represent participating interests in pools of long-term first mortgage loans originated and serviced by issuers of the securities. Unrealized holding gains and losses, net of deferred tax, on available-for-sale securities are reported as a net amount in a separate component of equity until realized. Gains and losses on the sale of available-for-sale securities are determined using the specific-identification method. The amortization of premiums and the accretion of discounts are recognized in interest income using methods approximating the interest method over the period to maturity. No investment securities are considered derivative securities.

Declines in the fair value of individual securities below their cost that are other than temporary result in write-downs of individual securities to their value. The related write-downs are included in earnings as realized losses.

Loans

Loans are stated at unpaid principal balances, less the allowance for loan losses, net deferred loan fees and loans-in-process. Interest income is recognized on an accrual basis. Loans are placed on nonaccrual status when principal or interest is delinquent for 90 days or more. Any unpaid interest previously accrued on those loans is reversed from income. Interest income on nonaccrual loans is recognized only to the extent of interest payments received.

Effective January 1, 1995, the corporation adopted Statement of Financial Accounting Standards No. 114, *Accounting by Creditors for Impairment of a Loan* and Statement of Financial Accounting Standards No. 118, *Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures* ("SFAS No. 114 and 118"). Under the corporation's credit policies and practices, all loans with specific reserves meet the definition of impaired loans under SFAS No. 114 and 118. Loan impairment is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the observable market price of the loan or the fair value of the collateral if the loan is collateral dependent. The adoption of SFAS No. 114 and 118 did not have a material effect on the corporation's financial position or results of operations.

Loan origination fees, as well as certain direct origination costs, are deferred and amortized as a yield adjustment over the contractual lives of the related loans using the interest method. Amortization of deferred loan fees is discontinued when a loan is placed on nonaccrual status.

Allowance for Loan Losses
The allowance for loan losses is maintained at a level which, in management's judgment, is adequate to absorb credit losses inherent in the loan portfolio. The amount of the allowance is based on management's evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, and economic conditions. The allowance is increased by a provision for loan losses, which is charged to expense, and reduced by charge-offs, net of recoveries.

Properties and Equipment
Properties and equipment are stated at cost less accumulated depreciation. Depreciation of property and equipment is computed principally on the straight-line method over their estimated useful lives. The estimated lives of buildings and improvements ranged from 10 to 50 years. The estimated lives of equipment ranged from 5 to 25 years.

Real Estate Owned
Real estate owned is stated at fair value less estimated costs to sell. When a property is acquired, the excess of the recorded investment in the property over fair value, if any, is charged to the allowance for loan losses. Subsequent declines in the estimated fair value, net operating results and gains or losses on disposition of the property are included in other expenses.

Goodwill
Goodwill represents the excess of the cost of the business acquired over the fair value of the net assets at the date of acquisition and is being amortized on the straight-line basis over 15 years. No amortization expense was charged to operations for 2000.

Covenant Not to Compete
The cost of the Covenant not to Compete is being amortized over the term of the contract, which is 12 ½ years.

Stock Options
The corporation has elected to continue accounting for employee stock compensation plans under APB Opinion 25 and related interpretations. However, the Corporation discloses in the Notes to Consolidated Financial Statements in accordance with SFAS No. 123, *"Accounting for Stock-Based Compensation"*. SFAS 123 encourages, but does not require, companies to recognize compensation expense for grants of stock, stock options and the equity instruments based on the fair value of those instruments.

Derivative Financial Instruments
The corporation has no derivative financial instruments.

Income Taxes
The corporation, bank and service corporation each filed separate tax returns during 1998. Beginning with the tax year ended December 31, 1999, tax returns were filed on a consolidated basis for the respective calendar years. The effects of current or deferred taxes are recognized as a current and deferred tax liability or asset based on current tax laws. Accordingly, income tax expense in the consolidated statements of income includes charges or credits to properly reflect the current and deferred tax asset or liability.

Earnings per Share
The weighted-average number of shares of common stock used in calculating earnings per share was determined by reducing outstanding shares by treasury shares, unallocated ESOP shares and unvested Recognition and Retention Plan (the "RRP") shares. The effect of stock options on weighted-average

shares outstanding is calculated using the Treasury Stock method. Fully diluted shares outstanding include the maximum dilutive effect of stock issuable upon exercise of common stock options and unallocated ESOP and RRP shares of common stock.

Capitalized Interest

The corporation follows the policy of capitalizing interest as a component of the cost of premises and equipment constructed for its own use. In 2000, total interest incurred was $55,000, of which none was charged to operations.

Reclassifications

Certain amounts have been reclassified to conform with the 2001 presentation.

NOTE B - BUSINESS CONVERSION

In September 1996, the bank's Board of Directors adopted a Plan of Conversion (the "conversion") whereby the bank would convert to the stock form of ownership, followed by the issuance of all the bank's outstanding common stock to a newly formed holding company, Home City Financial Corporation. On December 30, 1996, the bank completed its conversion to the stock form of ownership, and issued all of the bank's outstanding common shares to the corporation. In connection with the conversion, the corporation sold 952,200 shares at a price of $10.00 per share which, after consideration of offering expenses totaling approximately $437,000, and shares purchased by employee benefit plans totaling $762,000, resulted in net cash proceeds of approximately $8.3 million.

At the date of the conversion, the bank established a liquidation account in an amount equal to retained earnings reflected in the balance sheet used in the conversion offering circular. The liquidation account is maintained for the benefit of eligible savings account holders who maintained deposit accounts in the bank after conversion.

NOTE C - INVESTMENT AND MORTGAGE-BACKED SECURITIES

The amortized cost of securities available-for-sale and their approximate fair values are as follows:

(Dollars in thousands)

	At December 31, 2001				At December 31, 2000			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Investment securities								
Federal agencies	$ 360	$ 0	$ (4)	$ 356	$1,292	$ 5	$ (2)	$1,295
State & municipal securities	1,269	1	(33)	1,237	997	12	(3)	1,006
Equity securities	2,148	292	(25)	2,415	647	674	(3)	1,318
Total investment securities	3,777	293	(62)	4,008	2,936	691	(8)	3,619
Mortgage-backed securities								
GNMA, FHLMC & FNMA certificates	9,664	30	(91)	9,603	462	2	(4)	460
Total securities	$13,441	$323	$(153)	$13,611	$3,398	$693	$(12)	$4,079

The amortized cost and estimated fair value of investment securities available-for-sale at December 31, 2001, by contractual maturity, are as follows:

(Dollars in thousands)

	Investment securities		Mortgage-backed securities	
	Amortized cost	Fair value	Amortized cost	Fair value
One year or less	$ 25	$ 25	$ 0	$ 0
After one year through five years	200	200	0	0
After five years through ten years	66	65	736	740
After ten years	1,338	1,302	8,928	8,863
Equity securities	2,148	2,416	0	0
Total	$3,777	$4,008	$9,664	$9,603

Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations without call or prepayment penalties.

Investment securities with a carrying value of approximately $1,550,000 and $314,000 were pledged at December 31, 2001 and 2000, respectively, to secure certain deposits.

During 2001, the corporation sold securities available-for-sale for total proceeds of approximately $5,341,000 resulting in $429,000 in gross realized gains and $3,000 in gross realized losses. During 2000, the corporation sold securities available-for-sale for total proceeds of approximately $1,450,000 resulting in $71,000 in gross realized gains and $7,000 in gross realized losses.

NOTE D - LOANS

Loans at December 31, 2001 and 2000, are summarized as follows:

(Dollars in thousands)

	2001	2000
Loans secured by real estate:		
One- to four-family residential properties	$ 58,021	$ 58,525
Multifamily (five or more) residential properties	6,747	4,197
Nonresidential properties	29,754	25,941
Land	720	868
Construction	1,477	4,692
Consumer	7,271	6,888
Commercial	11,900	10,366
Total	115,890	111,477
Allowance for loan losses	(517)	(532)
Net loans	$115,373	$110,945

An analysis of the allowance for loan losses is as follows:

(Dollars in thousands)

	2001	2000
Balance, beginning of year	$ 532	$ 491
Provision for loan losses	140	110
Loans charged off	(180)	(69)
Recoveries	25	0
Balance, end of year	$ 517	$ 532

At December 31, 2001 and 2000, the bank had no impaired loans as determined in accordance with SFAS No. 114 and No. 118. The average recorded investment in impaired loans amounted to approximately $0 and $0 for the years ended December 31, 2001 and 2000, respectively. No interest income on impaired loans was recognized for cash payments received for the years ended December 31, 2001 and 2000. At December 31, 2001 and 2000, the bank had nonaccrual loans of approximately $867,000 and $72,000, respectively, for which impairment had not been recognized.

The bank has no commitments to loan additional funds to the borrowers of impaired or nonaccrual loans.

At December 31, 2001 and 2000, the bank serviced loans for others with principal balances of $2,336,000 and $1,990,000, respectively.

In the ordinary course of business, the bank has and expects to continue to have transactions, including borrowings, with its officers, directors, shareholders, and their affiliates. In the opinion of management, such transactions were on substantially the same terms, including interest rates and collateral, as those prevailing at the time of comparable transactions with other persons and did not involve more than a normal risk of collectibility or present any other unfavorable features to the bank. All loans to such borrowers are summarized as follows:

	(Dollars in thousands)
Balance, December 31, 2000	$ 963
New loans	1,433
Payments	(456)
Balance, December 31, 2001	$1,940

NOTE E - PROPERTIES AND EQUIPMENT

A summary of properties and equipment at December 31, 2001 and 2000, follows:

(Dollars in thousands)	2001	2000
Land	$ 830	$ 114
Buildings and improvements	2,608	442
Equipment	1,597	592
Construction in process	0	1,709
	5,035	2,857
Accumulated depreciation	(735)	(576)
Total	$4,300	$2,281

The corporation leases the premises of Home City Insurance Agency, Inc. from an affiliate. The lease is classified as an operating lease and provides for minimum annual rentals of $22,000 through 2002. The lease is renewable for up to three consecutive one-year terms.

NOTE F - CASH SURRENDER VALUE OF LIFE INSURANCE

In September 1995, the bank purchased life insurance policies on each of its non-employee directors. The bank is the beneficiary of such policies. At December 31, 2001 and 2000, there were no notes payable to the insurance company.

NOTE G - DEPOSITS

Deposit account balances at December 31, 2001 and 2000, are summarized as follows:

	(Dollars in thousands)			
	2001		2000	
	Amount	Percent	Amount	Percent
Noninterest-bearing accounts	$ 3,230	3.4%	$ 2,102	2.8%
NOW and money market accounts	2,704	2.8	1,660	2.2
Savings accounts	17,304	17.9	12,192	16.2
Certificates of deposit	73,165	75.9	59,123	78.8
Totals	$96,403	100.0%	$75,077	100.0%

The aggregate amount of jumbo certificates of deposit, each with a minimum denomination of $100,000, was approximately $18,805,000 and $15,444,000 at December 31, 2001 and 2000, respectively. Deposits in excess of $100,000 are not insured by the FDIC.

At December 31, 2001, the scheduled maturities of certificates of deposit are as follows:

	(Dollars in thousands)
2002	$45,890
2003	23,075
2004	3,410
2005	180
2006 and thereafter	610
Total	$73,165

The bank held related party deposits of approximately $312,000 and $847,000 at December 31, 2001 and 2000, respectively.

NOTE H - FEDERAL HOME LOAN BANK ("FHLB") ADVANCES

Federal Home Loan Bank advances are comprised of the following at December 31, 2001 and 2000.

(Dollars in thousands)

	Current interest rate	Balance 2001	Balance 2000
Variable-rate advances, with monthly interest payments:			
Advance due in 2001		$ 0	$ 4,700
Advance due in 2002	2.20%	728	728
Advance due in 2003		0	1,500
Advance due in 2008		0	4,000
Advance due in 2011	5.08%	11,000	0
Fixed-rate advances, with monthly principal and interest payments:			
Advance due in 2001		0	61
Advance due in 2003	6.44%	636	692
Advance due in 2004	8.35%	180	240
Advance due in 2005	8.32%	396	489
Advance due in 2006	6.55%	1,531	1,674
Advance due in 2007	6.57%	1,825	1,825
Advance due in 2008	5.00%	1,000	1,000
Advance due in 2009	5.74%	9,500	9,500
Advance due in 2010	6.01%	8,519	8,542
Total Federal Home Loan Bank advances	5.64%	$35,315	$34,951

FHLB advances are collateralized by all shares of FHLB stock owned by the bank (totaling $2,079,000) and by a portion of the bank's mortgage loan portfolio (totaling approximately $44,870,000). As of December 31, 2001, the bank had approximately an additional $13,151,000 of qualified mortgage loans that could be used to collateralize additional borrowings. Based upon the bank's eligible mortgage collateral, total FHLB advances are limited to approximately $44,467,000.

The aggregate minimum future annual principal payments on FHLB advances are $1,116,000 in 2002, $914,000 in 2003, $349,000 in 2004, $327,000 in 2005, and $32,609,000 after 2005.

NOTE I – NOTE PAYABLE

The following is a summary of long-term debt at December 31, 2001 and 2000.

	(Dollars in thousands)	
	2001	2000
Note payable to affiliate, due June 1, 2012, with monthly interest payments at 6.40% payable through June 1, 2003, plus ten annual installment payments of $39,000 beginning June 1, 2003	$307	$313

NOTE J - FEDERAL INCOME TAXES

The components of income tax expense (benefit) for the years ended December 31, 2001, 2000 and 1999, are as follows:

	(Dollars in thousands)		
	2001	2000	1999
Federal income tax expense			
Current tax expense	$ 288	$ 275	$ 454
Deferred tax expense (benefit)	(123)	86	(42)
Total	$ 165	$361	$ 412

A reconciliation of the federal statutory tax rate to the corporation's effective tax rate for the years ended December 31, 2001, 2000 and 1999, are as follows:

	2001	2000	1999
Federal income tax statutory rate	34.0%	34.0%	34.0%
Tax-exempt income, less disallowed interest expense	(9.0)	(3.8)	(2.5)
Other, net	(7.6)	(3.5)	(1.8)
Actual effective income tax rate	17.4%	26.7%	29.7%

The tax effect of temporary differences which comprise the significant portions of the corporation's deferred tax assets and deferred tax liabilities as of December 31, 2001 and 2000, are as follows:

	(Dollars in thousands)	
	2001	2000
Deferred tax assets		
Nonaccrual loan interest	$ 15	$ 1
Allowance for loan losses	201	158
Employee benefits	90	96
Other	19	0
	325	255
Deferred tax liabilities		
Accumulated depreciation	(55)	(41)
Net deferred loan costs	(43)	(109)
Net unrealized gain on securities available-for-sale	(58)	(232)
	(156)	(382)
Total net deferred tax assets (liabilities)	$ 169	$(127)

Included in retained earnings at December 31, 2001 and 2000, is approximately $1,084,000 in bad debt reserves for which no deferred federal income tax liability has been recorded. These amounts represent allocations of income to bad debt deductions for tax purposes before 1988. Reduction of these reserves for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes, which would be subject to the then-current corporate income tax rate. The unrecorded deferred liability on these amounts was approximately $368,000.

NOTE K - DIVIDEND RESTRICTION

The bank, as a federally chartered savings bank, is subject to the dividend restrictions set forth by the Office of Thrift Supervision (the "OTS"). Under regulations of the OTS applicable to converted savings associations, the bank is not permitted to pay a cash dividend on its capital stock if its regulatory capital would, as a result of the payment of such dividend, be reduced below the amount required for the Liquidation Account or the applicable regulatory capital requirements prescribed by the OTS.

An application must be submitted and approval from the OTS must be obtained (1) if the proposed distribution would cause total distributions for the calendar year to exceed net income for that calendar year to date plus the bank's retained net income for the preceding two years; (2) if the bank will not be at least adequately capitalized following the capital distribution; (3) if the proposed distribution would violate a prohibition contained in any applicable statute, regulation or agreement between the bank and the OTS (or the FDIC), or a condition imposed on the bank in an OTS-approved application or notice; or (4) if the bank has not received certain favorable examination ratings from the OTS.

NOTE L - EARNINGS PER SHARE

Earnings per share ("EPS") is computed in accordance with SFAS No. 128, *Earnings per share,* which was adopted by the corporation as of December 31, 1997. Diluted EPS is computed using the treasury stock method, giving effect to potential additional common shares that were outstanding during the period. Potential dilutive common shares include shares held by the corporation's ESOP that are committed for release, shares awarded but not disbributed under the corporation's RRP, and stock options granted under the Stock Option Plan. Following is a summary of the effect of diluted securities in weighted-average number of shares (denominator) for the basic and diluted EPS calculations. There are no adjustments to net income.

	2001	2000
Weighted-average common shares outstanding – basic	745,990	751,216
Effect of dilutive securities on number of shares		
RRP shares	9,459	15,294
ESOP shares	45,704	53,322
Stock options	4,636	0
Total dilutive securities	59,799	68,616
Weighted-average common shares outstanding – diluted	805,789	819,832

NOTE M - EMPLOYEE BENEFITS

401(k) Profit Sharing Plan

In 1994, the bank initiated a 401(k) Profit Sharing Plan. The plan covers all of the bank's employees who are over 21 years old with at least one year of service. Participants may make salary savings contributions up to 15% of their compensation, 75% of which will be matched by the bank, up to 6% of each employee's salary. Profit sharing expense for the years ended December 31, 2001 and 2000, was $34,000 and $28,000, respectively.

Pension Plan

The bank withdrew its participation in the Financial Institutions Retirement Fund (the 'Fund") effective January 1, 2001, at which time it enhanced the above-mentioned 401(k) Profit Sharing Plan from a 50% to a 75% match by the bank. The Fund covered all of the bank's employees who were over 21 years old with at least one year of service. Therefore, pension expense for the years ended December 31, 2001 and 2000, was $0 and $0, respectively.

Incentive Compensation Plan

The bank has an incentive compensation plan that covers all employees who are normally scheduled to work 1,040 hours or more per year. The bank's contributions pursuant to the plan are based on a formula contained in the plan which incorporates factors relating to the bank's performance and are contingent upon the bank's attainment of certain levels of earnings, as defined in the plan. Incentive compensation plan expense for the years ended December 31, 2001 and 2000, was $46,000 and $59,000, respectively.

NOTE N - STOCK REPURCHASE PROGRAM

During 2001, the corporation received regulatory approval to repurchase up to 5% of its outstanding shares. During the year ended December 31, 2001, 29,600 common shares were repurchased at an average price of $12.82 per share. During 2000, the corporation previously received regulatory approval to repurchase 5% of its outstanding shares. During the year ended December 31, 2000, 29,390 common shares were repurchased at an average price of $12.60 per share.

Repurchased shares are treated as treasury shares and are available for general corporate purposes, including issuance in connection with stock-based compensation plans.

NOTE O - STOCK-BASED COMPENSATION PLANS

Employee Stock Ownership Plan ("ESOP")

As part of the conversion transaction (see NOTE B), an ESOP was established for the benefit of employees of the corporation and the bank, age 21 or older, who have completed at least one year of full-time service. The ESOP borrowed $762,000 from the corporation and used those funds to acquire 76,176 common shares of the corporation at $10 per share.

Shares issued to the ESOP are allocated to ESOP participants based on principal and interest payments made by the ESOP on the loan. The loan is secured by shares purchased with the loan proceeds and will be repaid by the ESOP with funds from the corporation's discretionary contributions to the ESOP and earnings on ESOP assets. Principal payments are scheduled to occur in even annual amounts over a ten-year period. However, in the event contributions exceed the minimum debt service requirements, additional principal payments will be made. ESOP compensation expense for the years ended December 31, 2001 and 2000, was $83,000 and $99,000, respectively. Shares held by the ESOP at December 31, 2001 and 2000, are as follows:

	2001	2000
Allocated shares	37,914	26,634
Shares allocated	9,449	11,280
Additional shares acquired	0	0
Shares distributed	0	0
Total allocated shares	47,363	37,914
Unallocated shares	54,857	66,137
Shares released for allocation	(9,449)	(11,280)
Additional shares acquired	0	0
Total unallocated shares	45,408	54,857
Total ESOP shares	92,771	92,771
Fair value of unallocated shares	$544,000	$514,000

Recognition and Retention Plan ("RRP")

A recognition and retention plan was authorized at the October 20, 1997, Annual Meeting of Shareholders. The RRP is a restricted stock award plan. The RRP is administered by a committee of

directors of the corporation. The committee selects recipients and terms of award pursuant to the plan. The total number of shares made available under the plan was 38,088.

RRP awards vest in five equal annual installments, subject to the continuous employment of the recipients as defined under such plans. Compensation expense for the RRP is based upon market price at the date of grant and is recognized on a pro rata basis over the vesting period of the awards. RRP expense for the years ended December 31, 2001 and 2000, was $81,000 and $110,000, respectively. The unamortized unearned compensation value of the RRP is shown as a reduction to shareholders' equity in the accompanying consolidated balance sheets.

Stock Option Plan ("SOP")

A stock option plan was authorized at the October 20, 1997, Annual Meeting of Shareholders. The SOP is administered by a committee of directors of the corporation. The committee selects recipients and terms of awards pursuant to the plan. The maximum number of common shares which may be issued under the SOP is 131,422 shares with a maximum term of ten years for each option from the date of grant. The initial awards were granted on October 20, 1997, at the fair value of the common stock on that date ($16.125). Due to the distribution of capital in 1998, the number of shares granted was increased from 71,415 to 98,565, and the exercise price was decreased from $16.125 to $11.70. The initial awards vest in equal installments over a five-year period from the grant date and expire during October 2007. Unvested options become immediately exercisable in the event of death or disability.

Option activity under the SOP is as follows:

	Number of shares	Weighted-average exercise price
Outstanding December 31, 1999	98,565	$11.70
Granted	0	0.00
Exercised	0	0.00
Canceled	0	0.00
Outstanding December 31, 2000	98,565	11.70
Granted	0	0.00
Exercised	0	0.00
Canceled	0	0.00
Outstanding December 31, 2001	98,565	$11.70

At December 31, 2001, 32,857 shares were available for future grants under the SOP.

Additional information regarding options outstanding as of December 31, 2001, is as follows:

Exercise price	Options outstanding	Options exercisable	Weighted-average remaining contractual life
$11.70	98,565	80,159	5.8 years

Statement of Financial Accounting Standards No. 123, *Accounting for Stock-Based Compensation* ("SFAS No. 123") which became effective for 1996, requires pro forma disclosures for companies that do not adopt its fair value accounting method for stock-based employee compensation. Accordingly, the

following pro forma information presents net income and earnings per share had the standard's fair value method been used to measure compensation cost for the SOP. In future years, the pro forma effect of not applying this standard is expected to increase as additional options are granted.

The corporation's calculations were made using the Black-Scholes option pricing model with the following weighted-average assumptions:

	October 1997 Grant
Risk-free interest rate	6.23%
Expected dividend	2.54%
Expected lives, in years	10
Expected volatility	23.96%

The weighted-average grant-date fair value of options granted during October 1997 was $3.88. The corporation's calculations are based on a multiple option valuation approach and forfeitures are recognized as they occur. Had compensation cost for these awards been determined with SFAS No. 123, the corporation's net income and earnings per share would have been reduced to the following pro forma amounts:

	(Dollars in thousands, except per share data)	
	Year ended December 31,	
Net income:	2001	2000
As reported	$782	$994
Pro forma	$782	$994
Earnings per common share – basic		
As reported	$1.05	$1.32
Pro forma	$1.05	$1.32
Earnings per common share – diluted		
As reported	$0.97	$1.21
Pro forma	$0.97	$1.21

NOTE P - REGULATORY MATTERS

The bank is subject to various regulatory capital requirements administered by its primary federal regulator, the OTS. Failure to meet minimum capital requirements can initiate certain mandatory, and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the bank and the consolidated financial statements. Under the regulatory capital adequacy guidelines and the regulatory framework for prompt corrective action, the bank must meet specific capital guidelines that involve quantitative measures of the bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The bank's capital amounts and classification under the prompt corrective action guidelines are also subject to qualitative judgements by the regulators about components, risk-weightings, and other factors.

The capital adequacy regulations of the OTS require that savings associations maintain tangible capital equal to at least 1.5% of adjusted total assets, core capital of at least 4.0% of adjusted total assets (except for those associations with the highest examination rating and acceptable levels of risk), and risk-based capital of at least 8.0% of risk-weighted assets. At December 31, 2001, the bank's capital exceeded all of such requirements.

As of December 31, 2001, the most recent notification from the OTS, the bank was categorized as "Well Capitalized" under the regulatory framework for prompt corrective action. To be categorized as adequately capitalized under the prompt corrective action regulations, the bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following tables. There are no conditions or events since the most recent notification that management believes have changed the bank's prompt corrective action category.

The following reconciliation compares the bank's capital under GAAP to its regulatory capital, at December 31, 2001:

	(Dollars in thousands)	
	Risk-based capital	Tier I capital
Equity per GAAP	$11,220	$11,220
Less unrealized gain on securities available-for-sale, net of applicable income taxes	(112)	(112)
Less equity investments	(154)	0
Plus allowance for loan losses	517	0
Plus unrealized gains on equity securities available-for-sale	120	0
Regulatory capital	$11,591	$11,108

The bank's actual and required capital amounts and ratios are as follows:

	(Dollars in thousands)					
	Actual		Minimum required for capital adequacy purposes		To be well capitalized under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2001:						
Total Risk-Based Capital (to Risk-Weighted Assets)	$11,591	10.6%	$8,751	8.0%	$10,938	10.0%
Tier I Capital (to Risk-Weighted Assets)	11,108	10.2%	N/A	N/A	6,563	6.0%
Tier I Capital (to Total Assets)	11,108	7.7%	5,784	4.0%	7,230	5.0%
Tangible Capital (to Total Assets)	11,108	7.7%	2,169	1.5%	N/A	N/A
As of December 31, 2000:						
Total Risk-Based Capital (to Risk-Weighted Assets)	$11,759	12.9%	$7,296	8.0%	$9,120	10.0%
Tier I Capital (to Risk-Weighted Assets)	10,831	11.9%	N/A	N/A	5,472	6.0%
Tier I Capital (to Total Assets)	10,831	8.8%	4,917	4.0%	6,146	5.0%
Tangible Capital (to Total Assets)	10,831	8.8%	1,844	1.5%	N/A	N/A

NOTE Q - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the bank has various outstanding commitments and contingent liabilities, such as commitments to extend credit and standby letters of credit, which are not included in the accompanying consolidated financial statements. The bank's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of those instruments. The bank uses the same credit policies in making such commitments as it does for instruments that are included in the consolidated balance sheet.

The bank had outstanding commitments to originate loans as follows:

	(Dollars in thousands) At December 31, 2001			At December 31, 2000		
	Fixed rate	Adjustable rate	Total	Fixed rate	Adjustable rate	Total
Undisbursed balance of loans closed-mortgage loans	$1,477	$ 0	$ 1,477	$ 1,315	$ 0	$ 1,315
First mortgage loans	1,138	19	1,157	2,899	98	2,997
Consumer and other loans	546	803	1,349	125	873	998
Open-end consumer loans	0	3,240	3,240	0	2,429	2,429
Commercial loans	485	4,888	5,373	500	5,140	5,640
Total	$3,646	$8,950	$12,596	$4,839	$8,540	$13,379

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The bank evaluates each customer's creditworthiness on a case-by-case basis. The amount and type of collateral obtained, if deemed necessary by the bank upon extension of credit, is based on management's credit evaluation. Collateral held varies but may include accounts receivable, inventory, property and equipment, and income-producing commercial properties.

The bank has not been required to perform on any financial guarantees during the past three years. The bank has not incurred any losses on its commitments during the past three years.

The bank maintains deposit accounts at four banks. Accounts at each institution are insured by the Federal Deposit Insurance Corporation (the "FDIC") up to $100,000. Cash at three of these institutions exceeded federally insured limits. The amount in excess of the FDIC limit totaled $1,632,000.

NOTE R - FAIR VALUES OF FINANCIAL INSTRUMENTS

SFAS No. 107, *Disclosures about Fair Value of Financial Instruments,* requires disclosure of fair value information about financial instruments, whether or not recognized in the statement of financial condition. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. SFAS No. 107 excluded certain financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the corporation.

The following methods and assumptions were used by the bank in estimating its fair value disclosures for financial instruments:

Cash and cash equivalents: The carrying amounts reported in the statement of financial condition for cash and cash equivalents approximate those assets' fair values.

Time deposits: Fair values for time deposits are estimated using a discounted cash flow analysis that applies interest rates currently being offered on certificates to a schedule of aggregated contractual maturities on such time deposits.

Investment securities: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans: For adjustable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying amounts. The fair values for other loans (for example, fixed-rate commercial real estate and rental property mortgage loans and commercial and industrial loans) are estimated using discounted cash flow analysis, based on interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Loan fair value estimates include judgments regarding future expected loss experience and risk characteristics. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values, where applicable.

Deposits: The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The carrying amounts of variable-rate, fixed-term money-market accounts and certificates of deposit approximate their fair values. Fair values for fixed-rate certificates of deposit are estimates using a discounted cash flow calculation that applies interest rates currently offered on certificates to a schedule of aggregated contractual expected monthly maturities on time deposits.

Accrued interest: The carrying amount of accrued interest approximates fair value.

Borrowed funds: The fair values for borrowed funds are estimated using a discounted cash flow calculation that applies interest rates currently being offered on like-type borrowed funds.

The estimated fair values of the corporation's financial instruments are as follows:

	(Dollars in thousands) December 31,			
	2001		2000	
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets:				
Cash and cash equivalents	$5,010	$5,010	$1,593	$1,593
Time deposits	24	23	24	23
Investment securities	4,008	4,008	3,619	3,619
Mortgage-backed securities	9,603	9,603	460	460
Loans	115,373	116,218	110,945	112,074
Stock in Federal Home Loan Bank	2,079	2,079	1,779	1,779
Accrued interest receivable	671	671	670	670
Life insurance	2,695	2,695	1,073	1,073
Financial liabilities:				
Deposits	96,403	97,978	75,077	75,063
Borrowed funds	35,315	35,225	34,951	34,901
Accrued interest payable	234	234	227	227

The carrying amounts in the preceding table are included in the balance sheet under the applicable captions. The contract or notional amounts of the bank's financial instruments with off-balance sheet risk are disclosed in NOTE Q. No derivatives were held by the bank for trading purposes. It is not practical to estimate the value of Federal Home Loan Bank stock because it is not marketable. The carrying amount of that investment is reported in the consolidated balance sheet.

NOTE S - PARENT COMPANY FINANCIAL INFORMATION

Condensed financial information for Home City Financial Corporation (parent company only) follows:

Balance Sheets

(Dollars in thousands)

	December 31, 2001	December 31, 2000
Assets		
Interest-earning savings deposit with subsidiary bank	$ 140	$ 179
Investment in subsidiary bank	11,219	11,281
Investment in insurance agency	84	150
Other assets	242	199
Total assets	$11,685	$11,809
Liabilities and shareholders' equity		
Accrued expense and other liabilities	$ 10	$ 3
Shareholders' equity	11,675	11,806
Total liabilities and shareholders' equity	$11,685	$11,809

Statements of Income

(Dollars in thousands)

	Year ended December 31, 2001	Year ended December 31, 2000
Income		
Dividends from subsidiary bank	$ 635	$ 800
Interest income	45	52
Other income	0	1
Total income	680	853
Expense		
Interest expense	0	0
Other expense	139	154
Total expense	139	154
Income before income taxes and undistributed earnings of subsidiaries	541	699
Income tax benefit	(32)	(24)
Income (loss) before undistributed earnings of subsidiaries	573	723
Undistributed earnings of subsidiaries	209	271
Net income	$ 782	$ 994

Statements of Cash Flows

	(Dollars in thousands) Year ended December 31,	
	2001	2000
Cash flows from operating activities		
Net income from operating activities	$ 782	$ 994
Adjustments to reconcile net income to net cash flows from operating activities:		
Equity in undistributed earnings of subsidiaries	(209)	(271)
Deferred income taxes	(38)	0
Compensation expense for ESOP	76	76
Compensation expense for RRP	79	98
Net increase (decrease) in other assets	20	(41)
Net decrease in other liabilities	(18)	(1)
Net cash from operating activities	692	855
Cash flows from financing activities		
Payments on notes payable	0	0
Purchase of insurance agency	0	(160)
Purchase of treasury shares	(380)	(370)
Purchase of common shares by RRP	0	0
Cash dividends paid	(351)	(348)
Net cash used in financing activities	(731)	(878)
Net decrease in cash and cash equivalents	(39)	(23)
Cash and cash equivalents at beginning of year	179	202
Cash and cash equivalents at end of year	$ 140	$ 179

NOTE T - QUARTERLY FINANCIAL DATA (Unaudited)

(Dollars in thousands, except per share data)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year ended December 31, 2001:				
Interest income	$2,601	$2,609	$2,558	$2,641
Interest expense	1,634	1,670	1,679	1,701
Net interest income	967	939	879	940
Provision for loan losses	10	10	0	120
Other income	243	170	293	306
Other expense	865	872	971	942
Provision for income taxes	67	38	15	45
Net income	$ 268	$ 189	$ 186	$ 139
Earnings per share – basic	$0.36	$0.25	$0.25	$0.19
Earnings per share – diluted	$0.33	$0.23	$0.23	$0.18
Weighted-average common shares outstanding	756,830	752,301	741,101	733,728
Year ended December 31, 2000:				
Interest income	$2,244	$2,340	$2,372	$2,577
Interest expense	1,284	1,361	1,495	1,597
Net interest income	960	979	877	980
Provision for loan losses	15	10	15	70
Other income	47	39	36	176
Other expense	653	660	614	702
Provision for income taxes	98	100	79	84
Net income	$ 241	$ 248	$ 205	$ 300
Earnings per share – basic	$0.32	$0.33	$0.27	$0.40
Earnings per share – diluted	$0.29	$0.30	$0.25	$0.37
Weighted-average common shares outstanding	761,187	746,898	746,898	749,883

NOTE U – BUSINESS COMBINATION

On December 1, 2000, the corporation's new, wholly-owned subsidiary, Home City Insurance Agency, Inc. ("HCIA"), acquired the book of business and certain other assets of Rice Insurance Agency, Inc. (the "Rice Agency"). The transaction was a business combination accounted for as a purchase. The results of operations of HCIA are included in the accompanying financial statements since the date of acquisition.

The Asset Sale and Purchase Agreement provided for the payment of $100,000 plus a pro rated portion of certain expenses to the Rice Agency for the book of business, a computer software licensing agreement and trademark rights. In addition, HCIA agreed to pay to the owner of the Rice Agency in exchange for a covenant not to compete (1) the sum of $390,000 paid in ten annual installments of

$39,000 on June 1 of each year commencing on June 1, 2003, and (2) monthly payments of interest of approximately $2,000 commencing on January 1, 2001, and ending on June 1, 2003.

The intangible assets resulting from the acquisition are as follows:

Covenant Not To Compete: The cost of the Covenant Not to Compete, valued at $313,000, is being amortized on the straight-line method over 12 ½ years.

Trademark Rights: The value of the trademark rights acquired, $15,000, is being amortized on the straight-line method over 5 years.

Computer Software Contract: The value of the computer software contract acquired, $15,000, is being amortized on the straight-line method over 5 years.

Goodwill: The remaining value of the excess of the cost of the assets acquired over the fair value of its net assets at the date of acquisition was $70,000, which is being amortized on the straight-line method over 15 years.

CORPORATE INFORMATION

DIRECTORS OF HCFC AND HOME CITY

Glenn W. Collier, Partner with the law firm of Martin, Browne, Hull & Harper, Springfield, Ohio

John D. Conroy, Owner and President of Conroy Funeral Home, Inc., Springfield, Ohio

James Foreman, President and CEO of Foreman-Blair Pontiac, Buick, GMC, Springfield, Ohio

Terry A. Hoppes, Owner and President of Hoppes Engineering and Surveying Co.; President of Hoppes Builders and Development Co., Springfield, Ohio

Douglas L. Ulery, President and CEO of Home City Financial Corporation and Home City Federal Savings Bank of Springfield

EXECUTIVE OFFICERS OF HCFC

John D. Conroy	Chairman of the Board
Douglas L. Ulery	President and CEO
Don E. Lynam	Executive Vice President
Jo Ann Holdeman	Sr. V.P. and Secretary
Charles A. Mihal	Treasurer and CFO

EXECUTIVE OFFICERS OF HOME CITY

John D. Conroy	Chairman of the Board
Douglas L. Ulery	President and CEO
Don E. Lynam	Executive Vice President
Jo Ann Holdeman	Sr. V.P. and Secretary
Charles A. Mihal	Treasurer and CFO

DIRECTORS AND EXECUTIVE OFFICERS OF HCIA

John D. Conroy	Chairman of the Board
Glenn W. Collier	Director
James Foreman	Director
Terry A. Hoppes	Director
Douglas L. Ulery	Director and President
Kenneth Richard Rice	Director and Vice President
Michael G. Morris	Vice President
Charles A. Mihal	Treasurer
Bonnie G. Hoffman	Secretary

INDEPENDENT AUDITORS

Dixon, Francis, Davis & Company
1205 Weaver Drive
Granville, Ohio 43023

SPECIAL COUNSEL

Vorys, Sater, Seymour and Pease LLP
Suite 2100, Atrium Two
221 East Fourth Street
P.O. Box 0236
Cincinnati, Ohio 45201-0236

GENERAL COUNSEL

Gorman, Veskauf, Henson & Wineberg
National City Bank Bldg.
4 West Main Street, Suite 723
Springfield, Ohio 45502

COMMON STOCK

There were 784,400 common shares of HCFC outstanding on March 4, 2002, held of record by approximately 333 shareholders. Since December 30, 1996, HCFC's common shares have traded on the Nasdaq SmallCap Market under the symbol "HCFC". The following represents high and low trading prices and dividends declared during each respective quarter during 2000 and 2001. The trading prices reflect inter-dealer prices, without retail mark-up, mark-down or commission.

2000	High	Low	Dividends declared
First Quarter	$13.250	$9.250	$0.105
Second Quarter	$10.000	$9.250	$0.105
Third Quarter	$10.375	$9.250	$0.105
Fourth Quarter	$ 9.875	$9.125	$0.110

2001	High	Low	Dividends declared
First Quarter	$11.000	$ 9.375	$0.110
Second Quarter	$13.760	$10.760	$0.110
Third Quarter	$13.600	$12.640	$0.110
Fourth Quarter	$13.000	$11.740	$0.110

A copy of HCFC's Annual Report on Form 10-KSB, as filed with the Securities and Exchange Commission, will be available at no charge to shareholders upon request to:

Home City Financial Corporation
2454 North Limestone Street
Springfield, Ohio 45503
Attn: Jo Ann Holdeman, Sr. V.P. and Secretary

ANNUAL MEETING

Tuesday, April 23, 2002, at 3:00 p.m.
The Springfield Museum of Art
107 Cliff Park Road
Springfield, Ohio

INVESTOR INFORMATION

Investors, analysts and others seeking financial information may contact:

Douglas L. Ulery, President and CEO or
Charles A. Mihal, Treasurer and CFO
Home City Financial Corporation
2454 North Limestone Street
Springfield, Ohio 45503
(937) 390-0470

TRANSFER AGENT

Communication regarding change of address, transfer of shares, lost certificates and dividends should be sent to:

Illinois Stock Transfer Company
209 West Jackson Blvd., Suite 903
Chicago, Illinois 60606
(312) 427-2953